March 28, 2025

Vivek Ranadive
President
Cal Redwood Acquisition Corp.
2440 Sand Hill Road Suite 101
Menlo Park, CA 94025

       Re: Cal Redwood Acquisition Corp.
           Registration Statement on Form S-1
           Filed March 3, 2025
           File No. 333-285517
Dear Vivek Ranadive:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 3, 2025
Cover Page

1. We note that you may extend the 24-month period you will have to consummate an initial business combination. Please revise to disclose here that there is no limit on the number of extensions as you do on page 11.
Risk Factors
We may not be able to complete an initial business combination because such initial business combination., page 67

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person.
 March 28, 2025
Page 2

Principal Shareholders
Restrictions on Transfers of Founder Shares and Private Placement Units, page 147, page 147

3. Please disclose in tabular format the material terms of any agreement, arrangement, or understanding regarding restrictions on whether and when the SPAC sponsor and its affiliates may sell securities of the company as required by Item 1603(a)(9).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Tricia Branker